SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. )*


                          Musicmaker.com, Inc.
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.01 par value
               -----------------------------------------
                      (Title of Class of Securities)


                            62757C108
                -----------------------------------------
                            (CUSIP Number)


                               December 31, 2000
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 62757C108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

      Rho Management Company, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            288,933 (includes Warrants to purchase 122,618 Shares) Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            288,933 (includes Warrants to purchase 122,618 Shares) Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      288,933 (includes Warrants to purchase 122,618 Shares) Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

      This Statement on Schedule 13G relates to shares of Common Stock (the "Shares") of Musicmaker.com, Inc. (the "Company") beneficially owned by Rho Management Company, Inc., as follows below.


      Item 1(a) Name of issuer: Musicmaker.com, Inc., a Delaware corporation (the "Company").

     Item 1(b) Address of issuer's principal executive offices: 1740 Broadway, 23rd Floor, New York, New York 10019.


     Item 2.      Identity of Person Filing.

      (a) This Statement is being filed by Rho Management Company, Inc. ("Rho"), a New York corporation. Rho serves as investment advisor to a number of investment vehicles, and as such may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles.

      (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

      2(d)  Title of class of securities: Common Stock

      2(e)  CUSIP No.:   62757C108

      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

      (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under section 8 of the Investment Company Act.

      (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership

      See cover page for the reporting person.

      As the ultimate holder of voting and investment authority over the Shares owned by its investment advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 288,933 Shares reported hereby, constituting 8.7% of the Company's outstanding shares reported as of the reporting event date.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]


      Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

      Not applicable.


      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.


      Item 8.  Identification and Classification of Members of the Group.


      Not applicable.


      Item 9.  Notice of Dissolution of Group.


      Not applicable.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001.


RHO MANAGEMENT COMPANY, INC.

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President